Exhibit 99.1

BlueCity Announces Acquisition of Finka

BEIJING, Nov. 25, 2020 (GLOBE NEWSWIRE) — BlueCity Holdings Limited (“BlueCity” or the “Company”) (NASDAQ: BLCT), a world’s leading online LGBTQ platform, today announced that it has entered into a definitive agreement with iRainbow Hong Kong Limited (“Finka”) and all of its subsidiaries and other entities under the control of Finka, pursuant to which BlueCity agreed to acquire 100% equity interests in Finka for an aggregate consideration of RMB240 million in cash. The transaction is subject to customary closing conditions, and the closing is currently expected to occur before mid-December.

Finka is a leading gay social networking app in China targeting younger generations.  It helps young users establish social contact and record and share their daily life through rich product features like matching, private message, posting moments and live streaming. According to the Frost & Sullivan Report, Finka had over 2.7 million registered users in 2019. Finka is a top choice for young Chinese gay men to make friends.

Mr. Baoli Ma, BlueCity’s Founder, Chairman and Chief Executive Officer, commented: “We are excited about this strategic acquisition. Finka complements our Blued app, both in its functionality focused on dating and swipe, and in the demographics of its users.  Blued has a broad suite of services for the gay community, while Finka is focused mainly on relationships. We share the same commitment and have been devoted to providing great social experiences to our users through innovative product offerings. After the acquisition, Finka will continue to operate as a separate app backed by our full support economically and operationally.”

Ma continued, “BlueCity is building a portfolio of apps and services designed to help community members across geographies and demographics. There is no ‘one size fits all’ dating/networking service, and we intend to continue to tailor our services to the specific needs of our community. As a leader in LGBTQ community, we have deep understanding of our users and will continuously improve and broaden our services through both organic growth and potential M&A opportunities.”

Ms. Qiang Xiao, Founder and CEO of Finka, added: “Blued and Finka each has unique features and strengths for their respective communities. This acquisition integrates a menu of options and create synergies that can better meet the needs of a wider demographic.  We look forward to working with BlueCity’s talented team and building a better future together.”

About BlueCity

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ platform providing a full suite of services to foster connections and enhance the wellbeing of the LGBTQ community. Mobile app Blued is the platform’s central hub, allowing users to conveniently and safely connect with each other, express themselves and access professional health-related and family planning consulting services. Blued has connected 54 million registered users worldwide, and is now the largest online LGBTQ community in China, India, Korea, Thailand and Vietnam.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue”  and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s ability to retain and increase the number of users, paying members and advertisers, and expand its product and service offerings; the Company’s future business development, financial condition and results of operations;  the expected changes in the Company’s revenues, costs or expenditures; the Company’s expectation regarding the use of proceeds from its IPO; competition in the Company’s industry and its popularity within the LGBTQ population; and relevant government policies and regulations relating to the Company’s industry; and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Ms. Lingling Kong

Investor Relations Director

Phone: +86 10-5876-9662

Email: ir@blued.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com